UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated December 8, 2025

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated December 8, 2025 entitled ‘Initial admission to the Official List’.

Initial admission to the Official List

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THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, SWITZERLAND OR INDIA OR ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE UNLAWFUL.

Amsterdam, The Netherlands

8 December 2025

The Magnum Ice Cream Company announces admission to trading on Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange

The Magnum Ice Cream Company N.V. (“TMICC”) is pleased to announce that its ordinary shares will today (Monday 8 December 2025) be admitted to:

  listing and trading on Euronext Amsterdam at 9:00 a.m. (Amsterdam time) (ticker “AMS:MICC“) (the “Amsterdam Admission”);
  listing on the Equity Shares (Commercial Companies) category of the Official List of the UK Financial Conduct Authority and to trading on the London Stock Exchange’s main market for listed securities at 8:00 a.m. (London time) (ticker “LSE:MICC“) (the “London Admission”); and
  listing and trading on the New York Stock Exchange at 9:30 a.m. (New York time) (ticker “NYSE:MICC“),

(together, “Admission”).

Admission follows the publication of TMICC’s registration statement filed on Form 20-F (the “Registration Statement”) on 4 November 2025 and prospectus (the “Prospectus”) on 3 December 2025. The Registration Statement is available on the SEC’s EDGAR page at www.sec.gov and the Prospectus is available on TMICC’s website at https://corporate.magnumicecream.com/en/prospectus.html.

DTC, CREST and Euroclear Nederland accounts will be credited with interests in TMICC ordinary shares as soon as possible after 8.00 a.m. (New York time) today (Monday 8 December 2025). It is expected that TMICC shareholders with holdings in certificated form will be sent statements evidencing their interests in TMICC ordinary shares by 23 December 2025.

On Admission, TMICC’s issued and outstanding ordinary share capital will be 612,259,739 ordinary shares. The ordinary shares have a nominal value of EUR 3.50 each and carry voting rights of one vote per share. There are no ordinary shares held in treasury. Accordingly, as at 8 December 2025, there were 612,259,739 ordinary shares with voting rights.

The figure of 612,259,739 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in TMICC under the Dutch Financial Supervision Act (Wet op het financieel toezicht) and the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Peter ter Kulve, TMICC CEO, commented: “Today is a proud milestone for everyone associated with TMICC. We became the global leader in ice cream as part of the Unilever family. Now, as an independent listed company, we will be more agile, more focused, and more ambitious than ever.

We have a clear strategy to deliver growth, improve productivity and reinvest in TMICC in line with the medium-term targets we set out at our recent Capital Markets Day. With our iconic brands, world-class capabilities, expert people and the trust of millions of ice cream lovers globally, we aim to lead the frozen snacking revolution, shaping new occasions, innovating new products and fresh ways to delight people around the world, improving the service to our customers and creating value for our shareholders and wider stakeholders. Because life tastes better with ice cream.”

Further information on key dates in relation to Admission is set out at the end of this announcement ("Expected Timetable of Principal Events") and can also be found in the Prospectus.

Expected Timetable of Principal Events

The times and dates set out in the timetable below and throughout this announcement are indicative only and based on TMICC’s current expectations and may be subject to change without further notice.

Event	Time and/or date
Admission of TMICC ordinary shares to trading on each of Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange	8 December 2025
Commencement of trading in TMICC ordinary shares on Euronext Amsterdam………………………………………………………………………	9.00 a.m. (Amsterdam time) on 8 December 2025
Commencement of trading in TMICC depositary interests on the London Stock Exchange………………………………………………………….	8.00 a.m. (London time) on 8 December 2025
Commencement of trading in TMICC ordinary shares on the New York Stock Exchange	9:30 a.m. (New York time) on 8 December 2025
CREST and Euroclear Nederland accounts credited in respect of TMICC depositary interests	As soon as practicable after 8.00 a.m. (New York time) on 8 December 2025
Latest date for despatch of statements for TMICC ordinary shares	22 December 2025

Home Member State Declaration

Pursuant to applicable Dutch law, TMICC hereby declares that the Netherlands is its “home member state” for the purposes of the disclosure obligations under Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC.

-ENDS-

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com
Morgan Stanley & Co. International plc +44 (0) 20 7425 8000 (Lead Financial Adviser and Joint Sponsor) Henry Stewart Ben Grindley Imran Ansari	J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove)
+44 (0) 20 3493 8000
(Lead Financial Adviser and Joint Sponsor)
Jeannette Smits van Oyen
Rumesh Rajendram
Alia Malik
Mert Guven

About The Magnum Ice Cream Company

The Magnum Ice Cream Company is the world’s largest ice cream company. With an unrivalled portfolio of brands including global power brands Magnum, Ben & Jerry’s, Wall’s and Cornetto, and with a global fleet of nearly 3 million freezers, our products are available in 80 countries. The company generated €7.9 billion in revenue in 2024. TMICC’s legal entity identifier is 25490052LLF3XH6G9847. For more information, visit The Magnum Ice Cream Company website.

Disclaimer

This announcement does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “EU Prospectus Regulation”) including as such legislation forms part of assimilated law as defined in section 6(7) of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”), and ordinary shares in TMICC will be distributed in circumstances that do not constitute “an offer to the public” within the meaning of the EU Prospectus Regulation and the UK Prospectus Regulation.

This announcement is not intended for distribution in jurisdictions that require prior regulatory review and authorisation to distribute an announcement of this nature. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness.

The Prospectus and Registration Statement are being published solely in connection with Admission. This announcement, the Prospectus and Registration Statement and do not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, any securities by any person. No offer of shares is being made in any jurisdiction.

Prior to making an investment decision in relation to TMICC ordinary shares, shareholders should read the Prospectus or Registration Statement (as applicable) in their entirety, including the information incorporated by reference. Shareholders must rely upon their own examination, analysis and enquiries and the terms of the Prospectus or Registration Statement (as applicable), including the merits and risks involved.

The approval of the Prospectus by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the United Kingdom Financial Conduct Authority (“FCA”) should not be understood as an endorsement of the TMICC ordinary shares.

J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the Prudential Regulation Authority and the FCA, is acting exclusively for TMICC and no-one else in connection with the London Admission and it will not regard any other person (whether or not a recipient of the Prospectus or this announcement) as a client in relation to the London Admission and will not be responsible to anyone other than TMICC for providing the protections afforded to its clients or for providing advice in relation to the London Admission or any other transaction, matter, or arrangement referred to or contemplated in the Prospectus or this announcement. J.P. Morgan is only acting as Joint Sponsor in relation to the London Admission and not in relation to the Amsterdam Admission.

Morgan Stanley & Co. International plc (“Morgan Stanley”), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Prudential Regulation Authority and the FCA, is acting exclusively for TMICC and no-one else in connection with the Amsterdam Admission and the London Admission and they will not regard any other person (whether or not a recipient of the Prospectus or this announcement) as a client in relation to the Amsterdam Admission or the London Admission and will not be responsible to anyone other than TMICC for providing the protections afforded to its clients or for providing advice in relation to the Amsterdam Admission or the London Admission or any other transaction, matter, or arrangement referred to in the Prospectus or this announcement.

Cautionary statement

The information contained in this announcement speaks only as at the date of this announcement, and subject to applicable law or regulation neither The Magnum Ice Cream Company N.V. nor any member of its group (together, the “Group”) has, or accepts, any responsibility or duty to update any such information, document or announcement and reserves the right to add to, remove or amend any information reproduced in this announcement at any time.

This announcement may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including forward-looking statements concerning the financial condition, results of operations and businesses of the Group. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “looks”, “believes”, “vision”, “ambition”, “target”, “goal”, “plan”, “potential”, “work towards”, “may”, “milestone”, “objectives”, “outlook”, “probably”, “project”, “risk”, “seek”, “continue”, “projected”, “estimate”, “achieve” or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group’s future financial performance, the Group’s supply chain transformation programme, and emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith).

These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this announcement. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements.

The forward-looking statements are based on the Group’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to the Group. Forward-looking statements are not predictions of future events. The Group cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to the Group. If a change occurs, the Group’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the Group’s forward-looking statements.

The forward-looking statements speak only as of the date that they are made. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for the Group to predict those events or how they may affect it. In addition, the Group cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: December 8, 2025	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer